Exhibit 99.4

English translation - For information purposes

MDXHEALTH

Limited Liability Company

CAP Business Center
Zone Industrielle des Hauts-Sarts
Rue d’Abhooz 31
4040 Herstal
Belgium

Registered with the Register of Legal Persons
VAT BE 0479.292.440 (RLP Liège, division Liège)

Report of the Board of Directors
in accordance with ARTICLES 7:180 and 7:191

of the Belgian Companies AND ASSOCIATIONS Code

1.	Introduction

This report has been prepared by the board of directors of MDxHealth SA (the “Company”) in accordance with articles 7:180 and 7:191 of the Belgian Companies and Associations Code (as amended from time to time) (the “Belgian Companies and Associations Code). It relates to the proposal of the board of directors to issue a total number of 3,500,000 share options in the form of subscription rights (the “2025 Share Options”) in order to enable the Company to grant them to certain members of the personnel of the Company and its subsidiaries from time to time, within the meaning of article 1:27 of the Belgian Companies and Associations Code (the “Selected Participants”), in the framework of a share option plan, called the “2025 Share Option Plan”, and the proposal of the board of directors to dis-apply, in the interest of the Company, the statutory preferential subscription right of the Company’s existing shareholders and, insofar as required, of the Company’s existing holders of subscription rights (share options), for the benefit of the Selected Participants. The proposals will be submitted to an extraordinary general shareholders’ meeting to be held before a notary public (the “EGM”).

In accordance with article 7:180 of the Belgian Companies and Associations Code, the board of directors provides in this report a justification of the proposed issuance of 2025 Share Options, with notably a justification of the proposed exercise price of the 2025 Share Options and a description of the consequences of the proposed issuance of 2025 Share Options for the financial and shareholder rights of the shareholders of the Company.

In accordance with article 7:191 of the Belgian Companies and Associations Code, the board of directors also provides in this report a justification of the proposed dis-application of the statutory preferential subscription right of the existing shareholders and, insofar as required, of the existing holders of subscription rights (share options), for the benefit of the Selected Participants in connection with the proposed issuance of 2025 Share Options and a description of the consequences thereof for the financial and shareholder rights of the shareholders.

This report must be read together with the report prepared in accordance with articles 7:180 and 7:191 of the Belgian Companies and Associations Code by the Company’s statutory auditor, BDO Réviseurs d’Entreprises SRL, a limited liability company organised and existing under the laws of Belgium, with registered office at Da Vincilaan 9 E.6, 1930 Zaventem, Belgium, represented by Mr. Bert Kegels.

English translation - For information purposes

2.	proposed issuance of the 2025 share options

The board of directors proposes to issue a total number of 3,500,000 2025 Share Options to the Selected Participants in order to achieve the following goals:

(a)	encourage, motivate and retain the Selected Participants;

(b)	enable the Company and its subsidiaries to attract and retain Members of the Personnel with the required experience and skills; and

(c)	link the interests of the Selected Participants closer to the interests of the shareholders of the Company by giving them the opportunity to share in the increase of the value of the Company.

The Company has used share options in the past as a form of incentive and compensation for members of the personnel. For an overview of the outstanding share option plans, see also below in section 6.1(d). As the available headroom under the currently outstanding plans is no longer sufficient, the board of directors proposes to create the 2025 Share Options. In order to enable the Company to grant the 2025 Share Options to the Selected Participants in accordance with the proposed terms and conditions of the 2025 Share Option Plan attached hereto as Annex , the board of directors proposes to dis-apply, in the interest of the Company, the statutory preferential subscription right of the Company’s existing shareholders and, insofar as required, of the Company’s existing holders of subscription rights (share options), for the benefit of the Selected Participants. The issuance of the 2025 Share Options and the resolution on the dis-application of the preferential subscription right shall be submitted to the EGM.

The main terms governing the 2025 Share Options can be summarized as follows:

(a)	Term of the 2025 Share Options: The duration of a 2025 Share Option shall be ten (10) years as of the date on which they are issued. The board of directors, or any other committee created or person appointed by the board of directors in accordance with the 2025 Share Option Plan, shall, however, have the right to shorten such term.

(b)	Form of the 2025 Share Options: The 2025 Share Options shall be issued as subscription rights in registered form.

(c)	Underlying shares: Each 2025 Share Option shall entitle the holder thereof to subscribe for one new share to be issued by the Company. The new shares to be issued at the occasion of the exercise of the 2025 Share Options shall have the same rights and benefits as, and rank pari passu in all respects, including as to entitlements to dividends and other distributions, with the existing and outstanding shares of the Company at the moment of their issuance, and will be entitled to dividends and other distributions in respect of which the relevant record date or due date falls on or after the date of issue of the new shares.

(d)	Dis-application of the statutory preferential subscription right: The board of directors proposes to dis-apply, in the interest of the Company, the statutory preferential subscription right of the Company’s existing shareholders and, insofar as required, of the Company’s existing holders of subscription rights (share options), for the benefit of the Selected Participants in accordance with article 7:191 of the Belgian Companies and Associations Code.

(e)	Confirmation of the subscription to the 2025 Share Options by the Company: Subject to the dis-application of the statutory preferential subscription right of the Company’s existing shareholders and, insofar as required, of the Company’s existing holders of subscription rights (share options), for the benefit of the Selected Participants in accordance with article 7:191 of the Belgian Companies and Associations Code, the Company shall be able to subscribe for the 2025 Share Options, with a view to creating a pool of outstanding 2025 Share Options available for further grants to Selected Participants. The Company may not, however, exercise the 2025 Share Options for its own account.

English translation - For information purposes

(f)	Issuance price of the 2025 Share Options: The 2025 Share Options will be granted free of charge.

(g)	Exercise price of the 2025 Share Options: The exercise price of a 2025 Share Option shall be determined by the board of directors, or any other committee created or person appointed by the board of directors in accordance with the 2025 Share Option Plan, of the Company on the date of the grant thereof.

Unless determined otherwise by the board of directors, or any other committee created or person appointed by the board of directors in accordance with the 2025 Share Option Plan, prior to, at, or after the date of grant, the exercise price shall not be lower than the lower of (i) the price of the shares on the relevant stock market on which the shares are listed and traded on the day prior to the date of grant of the relevant 2025 Share Option (should the shares be listed on Nasdaq, Nasdaq must be used as market of reference), and (ii) the average price of the shares on the relevant stock market on which the shares are listed and traded during the period of 30 days preceding the date of grant of the relevant 2025 Share Option (should the shares be listed on Nasdaq, Nasdaq must be used as market of reference).

(h)	Vesting policy: Unless determined otherwise by the board of directors, or any other committee created or person appointed by the board of directors in accordance with the 2025 Share Option Plan, the 2025 Share Options to be granted to a Selected Participant in a capacity other than the capacity of non-executive director of the Company shall vest in instalments of twenty-five percent (25%) per year during a period of four (4) years as of the date of grant of the relevant 2025 Share Options, as follows:

(i)	on the first anniversary date of the date of grant: 25%;

(ii)	during the second year from the date of grant: maximum 25%, i.e., maximum 50% in total over the first two years after the date of grant;

(iii)	during the third year from the date of grant: maximum 25%, i.e., maximum 75% in total over the first three years after the date of grant; and

(iv)	as from the fourth year from the date of grant: 25%, i.e., maximum 100% in total over the first four years after the date of grant.

During the second, third, and fourth years after the date of grant, the 2025 Share Options granted to a Selected Participant in any capacity other than the capacity of non-executive director of the Company shall vest pro rata temporis on a quarterly basis.

The 2025 Share Options granted to a non-executive director of the Company shall all vest on the date of the ordinary general shareholders’ meeting that takes place in the calendar year following the calendar year in which the 2025 Share Options were granted, provided that on the date preceding the date of the former ordinary general shareholders’ meeting the mandate of such non-executive director of the Company has not terminated (without prejudice to section 7.1.3 of the 2025 Share Option Plan).

English translation - For information purposes

(i)	Exercisability: Provided that section 7.1.3 of the 2025 Share Option Plan is not applicable, all vested 2025 Share Options shall be exercisable during any exercise period as of and from the moment where such 2025 Share Options became vested 2025 Share Options. A Selected Participant is allowed to exercise any vested 2025 Share Options during any exercise period following the exercisability date.

(j)	Transferability of the 2025 Share Options: The 2025 Share Options granted to the Selected Participants will generally not be transferable (except in case of decease in the event of 2025 Share Options granted to a natural person and except if the board of directors, or any other committee created or person appointed by the board of directors in accordance with the 2025 Share Option Plan, decides otherwise).

(k)	Exercise of the 2025 Share Options: Each of the 2025 Share Options may be exercised starting as from the date of issuance until ten (10) years as of the date on which they are issued, at the times and in the manner specified in the 2025 Share Option Plan.

(l)	Increase of the share capital of the Company: Upon exercise of 2025 Share Options and issue of new shares, the aggregate amount of the exercise price of the 2025 Share Options will be allocated to (as the case may be, following conversion into the Company’s share capital currency, on the basis of the relevant USD/EUR exchange ratio as shall be published by the European Central Bank (“ECB”), as provided in section 5.2 of the 2025 Share Option Plan) the share capital of the Company. To the extent that the amount of the exercise price of the 2025 Share Options, per share to be issued upon exercise of the 2025 Share Options, exceeds the fractional value of the then existing shares of the Company existing immediately prior to the issue of the new shares concerned, a part of the exercise price, per share to be issued upon exercise of the 2025 Share Options, equal to such fractional value shall be booked as share capital, whereby the balance shall be booked as issue premium. Following the capital increase and issuance of new shares, each new and existing share shall represent the same fraction of the share capital of the Company.

(m)	Issue premium: Any issue premium that will be booked in connection with the 2025 Share Option Plan shall be accounted for on a non-distributable account on the liabilities side of the Company’s balance sheet under its net equity, and the account on which the issue premium will be booked shall, like the share capital, serve as a guarantee for third parties and can only be reduced on the basis of a lawful resolution of the general shareholders’ meeting passed in the manner required for an amendments to the Company’s articles of association.

3.	Justification of the proposed issuance of 2025 share options

The board of directors of the Company deems the proposed issuance of the 2025 Share Options to be in the Company’s interest because, on the one hand, it enables the Company to receive new financial resources if and when the 2025 Share Options are exercised and, on the other hand, it enables the Company to offer to the Selected Participants a (potential) participation in the Company’s share capital, which, according to the board of directors, can be considered an appropriate tool to value the loyalty and motivation of the Selected Participants and to encourage such loyalty and motivation.

Furthermore, the ability to remunerate Selected Participants with the 2025 Share Options allows the Company to limit the portion of remuneration in cash that the Company would otherwise need to pay to attract or retain renowned experts with the most relevant skills, knowledge and expertise. For the surplus, the board of directors is of the opinion that such remuneration package is adapted and customary for companies in the biotech and life sciences industry that are still in a development phase.

English translation - For information purposes

For a more detailed description of the purpose and the objective of the proposed issuance of the 2025 Share Options, reference is made to section 1 of the 2025 Share Option Plan attached hereto as Annex.

Finally, the proposed issuance of the 2025 Share Options is also in line with the directors’ remuneration that, upon recommendation of the compensation committee, was approved by the Company’s ordinary general shareholders’ meeting held on May 30, 2024.

For all of the above reasons, the board of directors believes that the proposed issuance of the 2025 Share Options is in the interest of the Company, its shareholders, and other stakeholders.

4.	justification of the proposed issuance price and exercise price of the 2025 share options

Pursuant to the terms and conditions of the 2025 Share Option Plan, the 2025 Share Options will be granted to the Selected Participants without any further consideration.

The exercise price of the 2025 Share Options shall be determined as summarised in section 2(g) of this report. For a detailed overview of the conditions concerning the issuance price and exercise price of the 2025 Share Options, reference is made to sections 5.1 and 5.2 of the 2025 Share Option Plan attached hereto as Annex.

The board of directors considers the fall-back mechanism for the proposed exercise price of the 2025 Share Options to be justified, since (amongst other things) it limits the potential financial dilution to a certain extent and it enables the Company to obtain additional cash resources as mentioned above and further described below. In any event, the terms and conditions of the 2025 Share Options also allow for a different mechanism. This will allow the Company to set the exercise price in such a manner and with reference to such price points as shall be appropriate in order to take into account the tax and social security situation of the relevant Selected Participants and the ultimate goals of the 2025 Share Options Plan.

Whether or not a 2025 Share Option will be exercised depends on the (sole) decision of the holder of the 2025 Share Option. Such decision will depend on the price of the share of the Company at the moment of the decision whether or not to exercise as compared with the exercise price of the 2025 Share Option, since essentially, the holder can realise a capital gain at the exercise of the 2025 Share Option if the price of the share of the Company at that moment is higher than the exercise price of the 2025 Share Option (not taking into account the possible tax related costs and assuming that the holder of the 2025 Share Option can sell the underlying share at such price on the market).

Upon exercise of the 2025 Share Options, the exercise price shall be booked as share capital and issue premium as further described in section 6.2 of this report.

Hence, in view of all of the foregoing, the board of directors believes that the proposed issue price and exercise price of the 2025 Share Options can be sufficiently justified and are without prejudice to existing shareholders and holders of outstanding subscription rights (share options) of the Company.

English translation - For information purposes

5.	Justification of the dis-application of the preferential subscription right

The board of directors proposes to issue a total number of 3,500,000 2025 Share Options, to be offered to the Selected Participants, in accordance with the terms and conditions of the 2025 Share Option Plan.

Each 2025 Share Option shall entitle the Selected Participant to acquire one (1) share of the Company, to which the same rights and benefits as the outstanding shares of the Company are attached. All 2025 Share Options together entitle the holders thereof to subscribe for an aggregate 3,500,000 new shares of the Company, which equals to approximately 7.07% of the existing shares representing the share capital of the Company immediately prior to the issuance of the 2025 Share Options (assuming all the granted 2025 Share Options are fully exercisable and exercised under the terms and conditions of the 2025 Share Option Plan).

In order to be able to offer the 2025 Share Options to the Selected Participants in accordance with the proposed terms and conditions of the 2025 Share Option Plan, the board of directors proposes to dis-apply the statutory preferential subscription right of the Company’s existing shareholders and, insofar as required, of the Company’s existing holders of subscription rights (share options), for the benefit of the Selected Participants in accordance with article 7:191 of the Belgian Companies and Associations Code.

For all of the above reasons, the board of directors is of the opinion that the proposed issuance of 2025 Share Options, with the proposed dis-application of the statutory preferential subscription right for the benefit of the Selected Participants, and notwithstanding the dilution following therefrom for the shareholders and the holders of subscription rights (share options), is in the interest of both the Company and the existing shareholders and holders of subscription rights (share options).

6.	Certain financial consequences

6.1.	Introductory comments

The following paragraphs provide an overview of certain financial consequences of the proposed issuance and exercise of 2025 Share Options. For further information with regard to the financial consequences of the proposed issuance and exercise of 2025 Share Options, reference is also made to the report prepared in accordance with articles 7:180 and 7:191 of the Belgian Companies and Associations Code by the statutory auditor of the Company, BDO Réviseurs d’Entreprises SRL.

The actual financial consequences resulting from the proposed issuance and exercise of 2025 Share Options cannot yet be determined with certainty, as the final exercise price of the respective 2025 Share Options is still to be determined and will depend on the price of the Company’s shares on the relevant stock market or trading platform prior to the date of the grant of the 2025 Share Options. In addition, whether or not certain financial consequences will materialise will depend on whether the 2025 Share Options will be granted to Selected Participants, and whether these 2025 Share Options will ultimately be exercised. The decision to exercise the 2025 Share Options is a decision that solely rests with the holder of the 2025 Share Options, and will likely be in function of the market price of the shares of the Company at the moment of exercise compared to the exercise price of the relevant 2025 Share Options (see also below).

English translation - For information purposes

Likewise, the actual financial consequences resulting from the exercise of outstanding Share Options (as defined and described in more detail below) and from issuance of new shares pursuant to (i) the contribution in kind of the Exact Sciences Earn-out Consideration, (ii) the exercise of the Exact Sciences Warrants, (iii) the placements under the ATM Facility, and (iv) the exercise of the OrbiMed Warrants (all as defined and further detailed below) cannot yet be determined with certainty.

Accordingly, the discussion herein of the financial consequences of the proposed issuance and exercise of the 2025 Share Options for existing shareholders is purely illustrative and hypothetical, and is based on purely indicative financial parameters (where relevant). The actual number of shares to be issued upon exercise of the 2025 Share Options and their issuance and exercise price may vary significantly from the hypothetical values used in this report.

Subject to the foregoing reservations, for the purposes of the illustration of some of the financial consequences of the exercise of the 2025 Share Options and notably the dilution for the shareholders, the following parameters and assumptions were used:

(a)	Exchange Rate[1]: For the purpose of the simulations and illustrations below, the following exchange rate is used: USD 1.1415 for 1 EUR, which is the exchange rate as published by the ECB on https://www.ecb.europa.eu/stats/policy_and_exchange_rates/euro_reference_exchange_rates/html/index.en.html on April 23, 2025( the “Exchange Rate”).

(b)	Hypothetical exercise price: The hypothetical exercise price of the 2025 Share Options to be issued (to be determined as set out in paragraph 2(g) of this report) will be:

(i)	EUR 1.3561 per 2025 Share Option (or USD 1.5480, representing a discount of 10% against the closing price of the Company’s shares on Nasdaq on April 23, 2025 (i.e., USD 1.72));

(ii)	EUR 1.4314 per 2025 Share Option (or USD 1.6340, representing a discount of 5% against the closing price of the Company’s shares on Nasdaq on April 23, 2025 (i.e., USD 1.72)); and

(iii)	EUR 1.5821 per 2025 Share Option (or USD 1.8060, representing a premium of 5% against the closing price of the Company’s shares on Nasdaq on April 23, 2025 (i.e., USD 1.72)).

(c)	Current share capital: At the date of this report, the share capital of the Company amounts to EUR 204,245,492.10 represented by 49,497,334 shares without nominal value, each representing the same fraction of the share capital, i.e., (rounded) EUR 4.126. The share capital is entirely and unconditionally subscribed for and is fully paid-up.

(d)	Share Options[2]: The Company has a number of share options that are still outstanding at the date of this report (the “Share Options”), consisting of:

(i)	outstanding share options issued under the form of subscription rights on June 19, 2017 (which have all been granted) that can be exercised to subscribe for a total of 186,452 new shares in the Company (“2017 Share Options”);

[1]	The Company’s shares are listed on Nasdaq, where they are traded in USD. However, the Company’s share capital is currently expressed in EUR. In view of the current difference between the Company’s shares trading currency and the Company’s share capital currency, except for amounts in the financial dilution simulations in paragraph 6.4 below, all amount in USD used in the simulations herein are converted in EUR on the basis of the Exchange Rate.

[2]	On November 13, 2023, the Company completed a 1-for-10 reverse stock split of its ordinary shares. Following the completion of the reverse stock split, pursuant to their respective terms and conditions, each Share Option issued prior to November 13, 2023, gives the right to subscribe for a tenth of a new share to be issued by the Company (it being noted that Share Options cannot be exercised for fractions of new shares (i.e., such Share Options can be exercised only by multiples of ten). Each 2024 Share Option gives the right to subscribe for one new share to be issued by the Company.

English translation - For information purposes

(ii)	outstanding share options issued under the form of subscription rights on June 21, 2019 (some of which have not yet been granted) that can be exercised to subscribe for a total of 256,980 new shares in the Company (“2019 Share Options”);

(iii)	outstanding share options issued under the form of subscription rights on May 27, 2021 (which have all been granted) that can be exercised to subscribe for a total of 345,187 new shares in the Company (“2021 Share Options”);

(iv)	outstanding share options issued under the form of subscription rights on May 25, 2022 (some of which have not yet been granted) that can be exercised to subscribe for a total of 439,623 new shares in the Company (“2022 Share Options”);

(v)	outstanding share options issued under the form of subscription rights on June 30, 2023 (some of which have not yet been granted) that can be exercised to subscribe for a total of 497,625 new shares in the Company (“2023 Share Options”); and

(vi)	outstanding share options issued under the form of subscription rights on June 20, 2024 (some of which have not yet been granted) that can be exercised to subscribe for a total of 1,916,666 new shares in the Company (“2024 Share Options”).

For the purpose of the full-dilution scenario calculations further below, it is assumed that all of the outstanding Share Options (including the Share Options can still be granted) have been effectively granted, have vested and are exercisable. On that basis, if all Share Options were exercised, 3,642,533 new shares would need to be issued by the Company.

(e)	Exact Sciences Earn-Out Consideration: On August 2, 2022, the Company entered into an asset purchase agreement with Genomic Health, Inc. (a subsidiary of Exact Sciences Corporation referred to herein as “Exact Science”), pursuant to which, among other things and subject to the terms and conditions included in the asset purchase agreement, Exact Sciences agreed to sell and assign, and the Company agreed to purchase and assume, the business of developing, marketing and performing the Oncotype DX Genomic Prostate Score test (the “GPS Test Business”) for an aggregate purchase price of up to USD 100,000,000.00 to be paid as follows: (i) an amount of USD 24,999,999.64, which was paid on the date of the asset purchase agreement, (ii) an amount of USD 5,000,000.36, which was contributed in kind by Exact Sciences to the Company on August 11, 2022, within the context of a capital increase by the Company within the framework of the authorised capital of the Company against the issuance by the Company of 6,911,710 new shares, and (iii) an additional aggregate earn-out amount of up to USD 70,000,000.00. On August 23, 2023, the Company and Exact Sciences entered into an amendment to the asset purchase agreement (as further amended on October 9, 2023), pursuant to which they agreed to defer the payment of the up to USD 70,000,000.00 earn-out amount, in consideration of (i) the increase and replacement of the up to USD 70,000,000.00 earn-out amount by an aggregate earn-out amount of up to USD 82,500,000.00 to be paid by the Company to Exact Sciences upon achievement of certain revenue milestones related to fiscal years 2023 through 2025, with the maximum earn-out payable in relation to 2023 and 2024 not to exceed USD 30,000,000.00 plus USD 10,000,000.00 (or such lesser amount if the maximum earn-out amount required to be paid exceeds USD 82,500,000.00 in the aggregate) and USD 40,000,000.00, respectively (the “Exact Sciences Earn-Out Consideration”), (ii) the payment of an additional cash consideration of USD 250,000 (paid on August 23, 2023), (iii) the contribution in kind (completed on October 20, 2023) of an amount of USD 877,500.00, within the context of a capital increase by the Company within the framework of the authorised capital of the Company against the issuance by the Company of 2,500,000 new shares, and (iv) the commitment by the Company to issue to the benefit of Exact Sciences the Exact Sciences Warrants (as defined below). At the option of the Company, amounts reflecting the Exact Sciences Earn-Out Consideration can be settled in cash or through the issuance of additional shares of the Company by contribution in kind of the relevant receivables due by the Company (at an issue price per share valued in function of a volume weighted average trading price of the Company’s shares at the end of the relevant earn-out period) to be delivered to Exact Sciences, provided that the aggregate number of shares held by Exact Sciences shall not exceed more than 7.5% of the outstanding shares of the Company.

English translation - For information purposes

For the purpose of the full-dilution scenario calculations further below, it is assumed that the full Exact Sciences Earn-Out Consideration amount of USD 82,500,000.00 is converted, by applying the Exchange Rate (see paragraph 6.1(a)), into EUR 72,273,324.57 and is fully paid in kind by the Company to Exact Sciences by the issuance of new shares of the Company, at the hypothetical issue prices (see paragraph (6.1(b)), in consideration of the settlement through a contribution in kind of receivables due by the Company to Exact Sciences up to the Earn-Out Consideration. To reflect maximum dilution, the maximum 7.5% shareholding cap (as described above) is not taken into account in the simulations below. Should this 7.5% shareholding cap be applied, only 6,531,320 shares could be issued to Exact Sciences on a fully diluted basis, taking into account the most dilutive parameters used herein.

(f)	Exact Sciences Warrants: In the context of the amendment to the asset purchase agreement with Exact Sciences (as described in paragraph 6.1(e) above), the Company has committed to issue to the benefit of Exact Sciences, 1,000,000 new subscription rights for new shares of the Company (each exercisable for 1 new share of the Company at an exercise price per new share of USD 5.265) with a term until August 22, 2028 (the “Exact Sciences Warrants”). The Exact Sciences Warrants were issued to Exact Sciences on June 20, 2024.

For the purpose of the full dilution scenario calculations further below, it is assumed that the 1,000,000 Exact Sciences Warrants are all exercised, for a total of 1,000,000 newly issued shares at an issue price of USD 5.265 per new shares, resulting in a total issue price of USD 5,265,000, or, applying the Exchange Rate, at an issue price of EUR 4.610 per new shares, resulting in a total issue price of EUR 4,610,000 (including issue premium, if any).

For the sake of completeness, it is to be noted that the conditions of the Exact Sciences Warrants contain anti-dilutive mechanisms under which the exercise price of the Exact Sciences Warrants may be adjusted and reduced on the basis of specific formulas in the framework of certain capital-related or similar transactions. For the purposes of the simulations below, it is assumed that such adjustments will not be triggered.

English translation - For information purposes

(g)	OrbiMed Warrants: On May 1, 2024, the Company entered into a credit agreement, as guarantor, with MDxHealth, Inc., a wholly-owned subsidiary of the Company, as borrower, and ORC SPV LLC (“OrbiMed”), as lender and administrative agent. Pursuant to such credit agreement (as amended from time to time) OrbiMed agreed to provide a five-year senior secured credit facility in an aggregate principal amount of up to USD 100 million, of which (i) USD 55 million was advanced on the date of closing, (ii) USD 25 million will be made available, at MDxHealth, Inc.’s discretion, on or prior to March 31, 2025, subject to certain net revenue requirements and other customary conditions, and, and (iii) USD 20 million will be made available, at MDxHealth, Inc.’s discretion, on or prior to March 31, 2026, subject to certain net revenue requirements and other customary conditions. Furthermore, pursuant to the credit agreement (as amended from time to time), the Company has committed to issue to the benefit of affiliates of OrbiMed, 1,243,060 new subscription rights for new shares of the Company (each exercisable for 1 new share of the Company at an exercise price per new share of USD 2.4134) with a 5 years term as from their issue date (the “OrbiMed Warrants”). The OrbiMed Warrants were issued to OrbiMed on June 20, 2024 for an aggregate subscription price of USD 2,458,879.67, which was booked as issue premium. Subsequently, due to dilutive transactions carried out in the past by the Company, the exercise price of the OrbiMed Warrants has been reduced to USD 2.2459.

For the purpose of the full dilution scenario calculations further below, it is assumed that the 1,243,060 OrbiMed Warrants are all exercised, for a total of 1,243,060 newly issued shares at an issue price of USD 2.24 (rounded) per new shares, resulting in a total issue price of USD 2,784,454.40, or, applying the Exchange Rate, at an issue price of EUR 1.96 (rounded) per new shares, resulting in a total issue price of EUR 2,436,397.60 (including issue premium, if any).

For the sake of completeness, it is to be noted that the conditions of the OrbiMed Warrants contain anti-dilutive mechanisms under which the exercise price of the OrbiMed Warrants has already been and may still be adjusted and reduced on the basis of specific formulas in the framework of certain capital-related or similar transactions. For the purposes of the simulations below, it is assumed that further adjustments will not be triggered.

(h)	ATM Facility: On April 30, 2024, the Company entered into a sales agreement with TD Securities (USA) LLC (“TD Cowen”) with respect to an equity offering program under which the Company may offer and place new shares, via TD Cowen and through various placements from time to time in an “at the market offering”, as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, and the rules and regulations thereunder, for an aggregate maximum offering amount of USD 50,000,000 (the “ATM Facility”). The actual number of new shares to be issued in the framework of the ATM Facility will vary depending on the effective placements of new shares and on the price for each such placements. However the number of new shares to be issued in the framework of the ATM Facility shall not exceed 100,000,000 shares. Such new shares will be placed at a final subscription price per new share in function of the then current USD market prices on Nasdaq at the time of the relevant placements, while such issue price cannot be lower than USD 0.50.

For the purpose of the full-dilution scenario calculations further below, it is assumed that (i) new shares are issued under the ATM Facility for the full amount of USD 50,000,000.00, and (ii) all such new shares issued under the ATM Facility are issued at an issue price per share of USD 1.72 (i.e., in view of the pricing mechanism under the ATM Facility, the closing price of the Company’s shares on Nasdaq on April 23, 2025).

On that basis, applying the Exchange Rate, EUR 43,802,014.89 would be raised by the Company against the issuance 29,201,343 new shares of the Company at an issue price of EUR 1.50 per share.

English translation - For information purposes

(i)	Allocation of the issue price of the outstanding dilutive instruments: Upon the issuance of new shares upon exercise of the OrbiMed Warrants, and/or the full placement of the ATM Facility, and/or the contribution of the Exact Sciences Earn-Out Consideration, and/or the exercise of the Share Options, and/or the exercise of the Exact Sciences Warrants, the amount of the issue price of the relevant new shares will be booked as equity (in the form of share capital and issue premium, as the case may be). The amount that shall be booked as share capital shall, on a per share basis, be equal to the amount of the applicable fractional value of the Company’s shares at the relevant time. The balance, as the case may be, shall be booked as issue premium.

In this report, when reference is made to “outstanding dilutive instruments”, it refers, respectively, to the issuance of new shares upon exercise of the outstanding Share Options, the contribution of the Exact Sciences Earn-Out Consideration, the exercise of the Exact Sciences Warrants, the exercise of the OrbiMed Warrants, and the full placement of the ATM Facility.

Whether the outstanding Share Options, the Exact Sciences Warrants or the OrbiMed Warrants will be effectively exercised will ultimately depend on the decision of the respective holders thereof. Such decision will likely be in function of the market price of the shares of the Company at the moment of exercise, compared to their respective exercise prices. The respective holders will likely not exercise if the market price of the shares of the Company is less than the relevant exercise price.

Whether the Exact Sciences Earn-Out Consideration amount is due and converted into shares of the Company will depend on the fulfilment (or not) of the respective conditions provided by the asset purchase agreement, as amended from time to time. Furthermore, should an Exact Sciences Earn-Out Consideration amount be due by the Company to Exact Sciences, the Company can also ultimately opt to pay such Exact Sciences Earn-Out Consideration amount in cash rather than in shares.

Whether the full USD 50,000,000 amount is placed by the Company under the ATM Facility, the applicable issue prices for such placements and the total number of new shares issued under the ATM Facility will depend on the ultimate decision of the Company to proceed with such placements, the terms at which such placements are made (including the relevant USD market prices on Nasdaq used as reference to determine the relevant issue prices) and whether such placements are successful or not.

In order to reflect the maximum dilution below, it is assumed that none of the existing shareholders, holders of Share Options, OrbiMed or Exact Sciences will be granted with and will exercise any of the 2025 Share Options.

6.2.	Evolution of the share capital, voting power, participation in the results and other shareholder rights

Each share in the Company currently represents an equal part of the share capital of the Company and provides for one vote in function of the part of the capital it represents. The issuance of the new shares upon exercise of the 2025 Share Options will lead to a dilution of the existing shareholders of the Company and of the relative voting power of each share in the Company.

The dilution relating to the voting right also applies, mutatis mutandis, to the participation of each share in the profit and liquidation proceeds and other rights attached to the shares of the Company, such as the statutory preferential subscription right in case of a capital increase in cash through the issuance of new shares or in case of the issuance of new subscription rights or convertible bonds.

English translation - For information purposes

Specifically, prior to the issuance of new shares upon exercise of the 2025 Share Options (and prior to the issuance of new shares pursuant the other outstanding dilutive instruments), each share of the Company participates equally in the profit and liquidation proceeds of the Company and each shareholder has a statutory preferential subscription right in case of a capital increase in cash or in case of the issuance of new subscription rights or convertible bonds. Upon the issuance of new shares upon exercise of the 2025 Share Options, the new shares to be issued will have the same rights and benefits as, and rank pari passu in all respects with, the existing and outstanding shares of the Company at the moment of their issuance and delivery, and will be entitled to dividends and other distributions in respect of which the relevant record date or due date falls on or after the date of issuance and delivery of the new shares. As a result (and to the extent the new shares will be issued and subscribed for pursuant to the exercise of the 2025 Share Options), the participation by the existing shareholders in the profit and liquidation proceeds of the Company and their holders’ statutory preferential subscription right in case of a capital increase in cash, shall be diluted accordingly.

A similar dilution occurs upon exercise or conversion of the other outstanding dilutive instruments.

Furthermore, should the final exercise price of the new shares be below the fractional value of the existing shares of the Company (i.e., currently rounded EUR 4.126), to some extent, the issuance of the new shares might have a reduced voting right, a reduced participation in the profit and liquidation proceeds, and a reduced preferential subscription right. However, all of the new shares to be issued will have the same rights and benefits as, and rank pari passu in all respects with, the existing and outstanding shares of the Company. Therefore, in accordance with article 7:178 of the Belgian Companies and Associations Code, after the completion of the issuance of the new shares upon exercise of the 2025 Share Options, all of the Company’s outstanding shares will have the same (as the case may be adjusted) fractional value. This would entail that, at least conceptually, there would be a dilution of the voting right, the right to participate in the profit and liquidation proceeds, and the preferential subscription right of the existing shares of the Company to the benefit of the new shares.

Subject to the methodological reservations noted in paragraph 6.1, the evolution of the share capital and the number of shares, with voting rights attached thereto, of the Company as a result of the proposed issuance and exercise of all 3,500,000 2025 Share Options (and the subsequent issuance of 3,500,000 new shares resulting from it) is simulated below in a scenario before dilution due to outstanding dilutive instruments, as well as in a scenario after dilution due to outstanding dilutive instruments.

English translation - For information purposes

Evolution of the number of outstanding shares

	Exercise price
	EUR 1.3561	EUR 1.4314	EUR 1.5821
	Equivalent to USD 1.5480	Equivalent to USD 1.6340	Equivalent to USD 1.8060

After exercise of the 2025 Share Options but before dilution due to outstanding dilutive instruments
(A) Outstanding shares	49,497,334	49,497,334	49,497,334
(B) New shares to be issued upon exercise of the 2025 Share Options	3,500,000	3,500,000	3,500,000
(C) Total number of shares outstanding after (B)	52,997,334	52,997,334	52,99 7,334
(D) Dilution	6.60%	6.60%	6.60%

After dilution due to outstanding dilutive instruments but before the exercise of the 2025 Share Options
(A) Outstanding shares	49,497,334	49,497,334	49,497,334
(B) New shares to be issued upon exercise of all outstanding Share Option	3,642,533	3,642,533	3,642,533
(C) New shares to be issued upon contribution of the Exact Sciences Earn-Out Consideration	53,294,981	50,491,354	45,681,894
(D) New shares to be issued upon exercise of all Exact Sciences Warrants	1,000,000	1,000,000	1,000,000
(E) New shares to be issued upon exercise of all OrbiMed Warrants	1,243,060	1,243,060	1,243,060
(F) New shares to be issued upon full placement of the ATM Facility	29,201,343	29,201,343	29,201,343
(G) Total number of new shares to be issued under (B), (C), (D), (E) and (F)	88,381,917	85,578,290	80,768,830
(H) Total number of shares outstanding after (B), (C), (D), (E) and (F)	137,879,251	135,075,624	130,266,164
After the exercise of the 2025 Share Options and after dilution due to outstanding dilutive instruments
(A) Outstanding shares after dilution due to outstanding dilutive instruments	137,879,251	135,075,624	130,266,164
(B) New shares to be issued upon exercise of the 2025 Share Options	3,500,000	3,500,000	3,500,000
(C) Total number of shares outstanding after (B)	141,379,251	138,575,624	133,766,164
(D) Dilution	2.48%	2.53%	2.62%

Subject to the methodological reservations noted in paragraph 6.1, the table below reflects the evolution of the share capital, assuming the exercise of all 3,500,000 2025 Share Options and the subsequent issuance of 3,500,000 new shares resulting from it. The maximum amount of share capital increase (excluding issue premium) is computed by multiplying the number of new shares to be issued (i.e., 3,500,000) with the applicable issue price (as the relevant price is in each case lower than the fractional value of the shares of the Company (i.e., currently rounded EUR 4.126 per share)).

English translation - For information purposes

Evolution of the share capital(1)

	Exercise price
	EUR 1.3561	EUR 1.4314		EUR 1.5821
	Equivalent to USD 1.5480	Equivalent to USD 1.6340		Equivalent to USD 1.8060

Before the exercise of the 2025 Share Options
(A) Share capital (in EUR)	204,245,492.10	204,245,492.10		204,245,492.10
(B) Outstanding shares	49,497,334	49,497,334		49,497,334
(C) Fractional value (in EUR) (rounded)	4.1264	4.1264		4.1264

Exercise of the 2025 Share Options
(A) Increase of share capital (in EUR)	4,746,350.00	5,009,900.00		5,537,350.00
(B) New shares to be issued upon exercise of the 2025 Share Options..	3,500,000	3,500,000		3,500,000

After the exercise of the 2025 Share Options
(A) Share capital (in EUR)	208,991,842.10	209,255,392.10		209,782,842.10
(B) Outstanding shares	52,997,334	52,997,334		52,997,334
(C) Fractional value (in EUR) (rounded)	3.9434 (2)	3.9484	(2)	3.9584	(2)

Notes:

(1)	This simulation does not take into account the exercise or conversion of outstanding dilutive instruments.

(2)	In such simulations, the respective exercise price would be below the fractional value of the existing shares of the Company (i.e., rounded EUR 4.126). Therefore, in accordance with article 7:178 of the Belgian Companies and Associations Code, after the exercise of the 2025 Share Options, all of the Company’s outstanding shares will have the same fractional value, i.e., rounded EUR 3.9434, EUR 3.9484 and EUR 3.9584.

6.3.	Participation in the consolidated accounting net equity

The evolution of the consolidated accounting net equity of the Company as a result of the exercise of the 2025 Share Options is simulated below.

The simulation is based on the audited consolidated annual financial statements of the Company for the financial year ended on December 31, 2024 (which have been prepared in accordance with the International Financial Reporting Standards, as adopted by the European Union (“IFRS”) and which have been submitted to the Company’s annual shareholders’ meeting for approval). The consolidated accounting net equity of the Company as at December 31, 2024 amounted to EUR13,001(’000) (rounded) (i.e., USD 14,841 (’000) (rounded)), on the basis of the Exchange Rate) or EUR 0.2627 (rounded) per share (based on 49,497,334 outstanding shares as at December 31, 2024). The simulation does not take into account any changes in the consolidated accounting net equity since December 31, 2024.

English translation - For information purposes

For further information on the Company’s net equity position on December 31, 2024, reference is made to the financial statements of the Company, which are available on the Company’s website.

Based on the assumptions set out above, as a result of the exercise of 2025 Share Options, without taking into account the other outstanding dilutive instruments, the Company’s accounting net equity on a consolidated basis, would be increased as indicated below:

Evolution of the consolidated accounting net equity

	Exercise price
	EUR 1.3561	EUR 1.4314	EUR 1.5821
	Equivalent to USD 1.5480	Equivalent to USD 1.6340	Equivalent to USD 1.8060

Consolidated net equity for FY 2024
(A) Net equity (in EUR ’000) (rounded)	13,001	13,001	13,001
(B) Outstanding shares	49,497,334	49,497,334	49,497,334
(C) Net equity per share (in EUR) (rounded)	0.2627	0.2627	0.2627

Exercise of the 2025 Share Options
(A) Increase of net equity (in EUR ’000) (rounded) (1)	4,746	5,010	5,537
(B) New shares to be issued upon exercise of the 2025 Share Options	3,500,000	3,500,000	3,500,000

After exercise of the 2025 Share Options
(A) Net equity (in EUR ’000) (rounded)	17,747	18,011	18,538
(B) Outstanding shares	52,997,334	52,997,334	52,997,334
(C) Net equity per share (in EUR) (rounded)	0.3349	0.3398	0.3498

Notes:

(1)	Consisting of the amount of the capital increase and the amount of the increase of issue premium, as the case may be, but not reflecting that the accounting of this amount may be subject to further adjustments pursuant to IFRS.

The table above demonstrates that the issuance of the 3,500,000 2025 Share Options and the subsequent exercise of all 2025 Share Options will, from a pure accounting point of view, lead to an increase of the amount represented by each share in the consolidated accounting net equity of the Company.

6.4.	Financial dilution

The evolution of the market capitalisation as a result of the exercise of the 2025 Share Options is simulated below.

English translation - For information purposes

Subject to the methodological reservations noted in paragraph 6.1, the table below reflects the impact of the exercise of the 2025 Share Options, without taking into account the other outstanding dilutive instruments, on the market capitalisation and the resulting financial dilution at various price levels, assuming the exercise of all 3,500,000 2025 Share Options and the subsequent issuance of 3,500,000 new shares resulting from it.

After close of trading on Nasdaq on April 23, 2025, the Company’s market capitalisation was USD 85,135,414.48, on the basis of a closing price of USD 1.72 per share. Assuming that, following the exercise of the 2025 Share Options, without taking into account the other outstanding dilutive instruments, the market capitalisation increases exclusively with the funds raised on the basis of the parameters set out above, the new market capitalisation would then be rounded, respectively, to USD 1.7086, USD 1.7143 and USD 1.7257 per share. This would represent a (theoretical) financial dilution of 0.66% and 0.33% and a (theoretical) financial accretion of 0.33% per share, respectively.

Evolution of the market capitalisation and financial dilution

	Exercise price
	EUR 1.3561	EUR 1.4314	EUR 1.5821
	Equivalent to USD 1.5480	Equivalent to USD 1.6340	Equivalent to USD 1.8060

Before the exercise of the 2025 Share Options(1)
(A) Market capitalisation (in USD)	85,135,414.48	85,135,414.48	85,135,414.48
(B) Outstanding shares	49,497,334	49,497,334	49,497,334
(C) Market capitalisation per share (in USD)	1.7200	1.7200	1.7200

Exercise of the 2025 Share Options
(A) Funds raised (in USD)	5,418,000.00	5,719,000.00	6,321,000.00
(B) New shares to be issued upon exercise of the 2025 Share Options	3,500,000	3,500,000	3,500,000

After the exercise of the 2025 Share Options
(A) Market capitalisation (in USD)	90,553,414.48	90,854,414.48	91,456,414.48
(B) Outstanding shares	52,997,334	52,997,334	52,997,334
(C) Market capitalisation per share (in USD) (rounded)	1.7086	1.7143	1.7257

Dilution/Accretion	-0.66%	-0.33%	0.33%

Notes:

(1)	At the date of this report and not taking into account the potential issuance of new shares pursuant to the exercise of other outstanding dilutive instruments.

English translation - For information purposes

6.5.	Other financial consequences

It is expected that, in the context of the Company’s consolidated financial statements in accordance with the IFRS, the 2025 Share Options will be accounted for in accordance with (among others) IFRS 2 (“Share-based payment”). The actual application of the reporting standard, the timing of initial recognition and the valuation of the 2025 Share Options are still to be determined and assessed. The actual amount will ultimately depend on the actual exercise price of the relevant 2025 Share Options.

For a further discussion on the financial consequences of the proposed issuance of the 2025 Share Options and their subsequent exercise, the board of directors refers to the report prepared in connection therewith by the statutory auditor of the Company.

*                    *                    *

[signature page follows]

Done on April 25, 2025.

English translation - For information purposes

On behalf of the board of directors,

By:		By:
	Director		Director

English translation - For information purposes

ANNEX

2025 SHARE OPTION PLAN